UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2014

Commission File Number: 000-51116

Ku6 Media Co., Ltd.
(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre
No. 18, XibaheXili, Chaoyang District,
Beijing 100028, People’s Republic of China
Fax number: +86 10 57586834
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

	By:	/s/ Frank Feng
	Name:	Frank Feng
	Title:	Chief Financial Officer

Date: May 5, 2014

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release

Exhibit 99.1

Beijing, China (May 5, 2014) - Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company”, NASDAQ: KUTV) today announced that on May 1, 2014, the Company received a letter from The Nasdaq Stock Market LLC stating that it was no longer in compliance with Nasdaq Listing Rule 5250(c)(1) because it had not filed its annual report on Form 20-F for the period ended December 31, 2013. The annual report was required to be filed by the Company on or before April 30, 2014 to be timely filed and the Company has previously announced the delay in its filing. Pursuant to the letter, the Company has 60 calendar days, or until June 30, 2014, to submit to Nasdaq a plan to regain compliance. If the plan is accepted, Nasdaq may grant an exception of up to 180 days from the original due day of the annual report, or until October 27, 2014, to regain compliance. The Company intends to regain compliance by filing its annual report on Form 20-F with the Securities and Exchange Commission in advance of the due date for the plan.

About Ku6 Media Co., Ltd.

Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video uploading and sharing service, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

Safe Harbor Statement

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video portal market; changes in technology and user preference in this market; the risk that Ku6 Media may not be able to control its expenses in the future; regulatory changes in China with respect to the operations of internet video portal websites; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

For further information, please contact:

Ms. Helen Zou
Investor Relations Director
Tel: +86 10 5758 6835
Email: ir@ku6.com